Announcement of the Annual General Meeting of Shareholders of Woori Bank for Fiscal Year 2011

On March 27, 2012, the Board of Directors of Woori Bank, a wholly-owned subsidiary of Woori Finance Holdings Co., Ltd., passed a resolution to update its prior resolution dated March 7, 2012 regarding the annual general meeting of shareholders on March 29, 2012.

Key Details Relating to the Annual General Meeting of Shareholders of Woori Bank

•	Meeting Date and Time: March 29, 2012; 10:00 a.m. (local time)

•	Venue: Woori Bank Head Office Building, 203, Hoehyon-dong 1-ga,

Chung-gu, Seoul, Korea

•	Agenda:

1)	Approval of financial statements of Woori Bank for fiscal year 2011

2)	Approval of amendments to the Articles of Incorporation of Woori Bank

3)	Appointment of standing director of Woori Bank

4)	Appointment of outside directors of Woori Bank who will serve as members of the Audit Committee

5)	Appointment of outside directors of Woori Bank who will not serve as members of the Audit Committee

6)	Approval of the aggregate remuneration limit for directors of Woori Bank

•	Agenda details

- Details regarding candidate for standing director

Name	Date of Birth	Term / Appointment	Career & Academic Background
- Current) Deputy President/Director, Woori Bank
		1 year /	- General Manager, London Branch, Woori Bank
Yang Jin	Jan. 1,	New	- Compliance Officer, Woori Bank
Kim	1956	appointment	- Bachelor of	Agricultural Education, Seoul National University

- Details regarding candidates for outside directors

Name	Date of Birth	Term / Appointment	Career & Academic Background
- Office of the Senior Secretary to the President for Civil
Affairs, the Republic of Korea
- Chief Prosecutor, Public Security Department ,Supreme
Prosecutors’ Office
		2 years /	- Vice Minister, Ministry of Justice, the Republic of Korea
Kwi Nam		New	- Minister, Ministry of Justice, the Republic of Korea
Lee	Apr.8, 1951	appointment	- Bachelor of Law, Korea University
- Current) President, Korea International Economic Association
Professor, College of Business & Economics,
		2 years /	Yonsei University
Jung Sik	Mar.30,	New	- President, Korea International Finance Association
Kim	1953	appointment	- Ph.D. in Economics, Claremont Graduate University
Kwan Hee Yoo	June 6, 1952	2 years /New appointment
- Current) Professor, College of Business Administration,
Korea University
President, Korean Academic Society of Business Administration
- President, The Korean Association of Small Business Studies
- Ph.D. in Business Administration, Indiana University

Wookho Chung	July 26, 1961	2 years /New appointment
- Current) Director, Department of Special Asset Management
& Recovery, Korea Deposit Insurance Corporation (“KDIC”)
- Director, Asset Management Department, KDIC
- Director, Second Department of Risk Surveillance , KDIC
- Bachelor of Law, SungKyunKwan University

- Details regarding candidates for Audit Committee members

Name	Term / Appointment
Kwan Hee Yoo	2 year / New appointment

Wookho Chung	2 year / New appointment